As filed with the Securities and Exchange Commission on May 15, 2023

Registration No. 333-265588

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 5

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

J.P. Morgan Real Estate Income Trust, Inc.

(Exact Name of Registrant as Specified in its Governing Instruments)

277 Park Avenue, 9th Floor

New York, NY 10172

(212) 270-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

J.P. Morgan Investment Management Inc.

Michael P. Kelly

383 Madison Avenue

New York, NY 10179

(212) 270-6000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Rosemarie A. Thurston

Jason W. Goode

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-265588

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form S-11 (No. 333-265588) is filed pursuant to Rule 462(d) solely to add exhibits not previously filed with respect to such Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits.

4.1	Amended and Restated Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2023 and incorporated herein by reference)

10.1	Amended and Restated Advisory Agreement, dated May 12, 2023, by and among J.P. Morgan Real Estate Income Trust, Inc., J.P. Morgan REIT Operating Partnership, L.P. and J.P. Morgan Investment Management Inc. (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 12, 2023 and incorporated herein by reference)

23.1*	Consent of SitusAMC Real Estate Valuation Services, LLC

*	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, in the State of New York, on May 15, 2023.

J.P. Morgan Real Estate Income Trust, Inc.

By:	/s/ Lawrence A. Goodfield, Jr.
Lawrence A. Goodfield, Jr.
Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amended Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

/s/ Michael P. Kelly Michael P. Kelly	Chief Executive Officer and Chairperson of the Board (Principal Executive Officer)	May 15, 2023

/s/ Lawrence A. Goodfield, Jr. Lawrence A. Goodfield, Jr.	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 15, 2023

* Randy A. Daniels	Director	May 15, 2023

* Justin M. Murphy	Director	May 15, 2023

* Yvonne D. Nelson	Director	May 15, 2023

* William L. Ramseyer	Director	May 15, 2023

*By:	/s/ Lawrence A. Goodfield, Jr.	Attorney-in-Fact	May 15, 2023
Lawrence A. Goodfield, Jr.